Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(Expressed in thousands of United States Dollars unless otherwise noted)

For the three and six month periods ended February 28, 2025

Filed: April 11, 2025

PLATINUM GROUP METALS LTD. Interim Consolidated Statements of Financial Position (in thousands of United States Dollars)

	February 28, 2025	August 31, 2024
ASSETS

Current
Cash and cash equivalents	$1,420	$3,701
Amounts receivable	182	225
Prepaid expenses	206	303
Total current assets	1,808	4,229

Performance bonds and other assets	354	313
Mineral properties (Note 3)	45,866	47,029
Property, equipment and other	443	522
Total assets	$48,471	$52,093

LIABILITIES

Current
Accounts payable and accrued liabilities	$690	$905
Total current liabilities	690	905

Asset retirement obligation	79	83
Share based liabilities (Note 5)	1,094	1,092
Lease liability	220	263
Total liabilities	$2,083	$2,343

SHAREHOLDERS' EQUITY
Share capital (Note 5)	$940,837	$939,787
Contributed surplus	34,403	34,651
Accumulated other comprehensive loss	(169,966)	(167,690)
Deficit	(782,374)	(780,002)
Total shareholders' equity attributable to
shareholders of Platinum Group Metals Ltd.	$22,900	$26,746

Non-controlling interest	23,488	23,004
Total shareholders' equity	$46,388	$49,750
Total liabilities and shareholders' equity	$48,471	$52,093

Nature of Operations and Going Concern (Note 1)

Lion Battery Technologies Inc (Note 4)

Contingencies and Commitments (Note 7)

Subsequent Event (Note 5)

Approved by the Board of Directors and authorized for issue on April 11, 2025

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.
2

PLATINUM GROUP METALS LTD. Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (in thousands of United States Dollars except share and per share data)

	Three months ended		Six months ended
	February 28, 2025	February 29, 2024	February 28, 2025	February 29, 2024

Expenses
General and administrative	$760	$726	$2,000	$1,816
Foreign exchange (gain) loss	(50)	11	(150)	(26)
Share of joint venture expenditures - Lion Battery (Note 5)	-	52	40	233
Stock based compensation (recovery) expense	(263)	135	452	594
	$447	$924	$2,342	$2,617

Other Income
Other income	(36)	(111)	(96)	(246)
Net Loss	$411	$813	$2,246	$2,371

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	1,436	692	2,276	784

Comprehensive loss for the period	$1,847	$1,505	$4,522	$3,155

Net loss attributable to:
Shareholders of Platinum Group Metals Ltd.	411	813	2,246	2,371
	$411	$813	$2,246	$2,371

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	1,847	1,505	4,522	3,155
	$1,847	$1,505	$4,522	$3,155

Basic and diluted loss per common share	$0.00	$0.01	$0.02	$0.02

Weighted average number of common shares outstanding:
Basic and diluted	102,899,954	102,459,681	102,734,548	102,208,642

The accompanying notes are an integral part of the consolidated financial statements.
3

PLATINUM GROUP METALS LTD. Interim Consolidated Statements of Changes in Equity (in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2023	100,258,030	$937,040	$33,761	$(170,337)	$(774,735)	$25,729	$21,645	$47,374

Stock based compensation	-	-	811	-	-	811	-	811
Restricted share units redeemed	103,473	386	(493)	-	-	(107)	-	(107)
Share issuance - financing	2,118,645	2,500	-	-	-	2,500	-	2,500
Share issuance costs	-	(89)	-	-	-	(89)	-	(89)
Contributions of Waterberg JV Co.	-	-	-	-	(214)	(214)	821	607
Currency translation adjustment	-	-	-	(784)	-	(784)	-	(784)
Net loss for the period	-	-	-	-	(2,371)	(2,371)	-	(2,371)
Balance February 29, 2024	102,480,148	$939,837	$34,079	$(171,121)	$(777,320)	$25,475	$22,466	$47,941

Stock based compensation	-	-	572	-	-	572	-	572
Share issuance costs	-	(50)	-	-	-	(50)	-	(50)
Dilution of non-controlling interest	-	-	-	25	(289)	(264)	(62)	(326)
Contributions of Waterberg JV Co.	-	-	-	-	(157)	(157)	600	443
Currency translation adjustment	-	-	-	3,406	-	3,406	-	3,406
Net loss for the period	-	-	-	-	(2,236)	(2,236)	-	(2,236)
Balance August 31, 2024	102,480,148	$939,787	$34,651	$(167,690)	$(780,002)	$26,746	$23,004	$49,750

Stock based compensation	-	-	492	-	-	492	-	492
Restricted share units redeemed	33,368	62	(105)	-	-	(43)	-	(43)
Share options exercised	219,398	725	(635)	-	-	90	-	90
Share issuance - financing	842,561	1,137	-	-	-	1,137	-	1,137
Share issuance costs	-	(874)	-	-	-	(874)	-	(874)
Contributions of Waterberg JV Co.	-	-	-	-	(126)	(126)	484	358
Currency translation adjustment	-	-	-	(2,276)	-	(2,276)	-	(2,276)
Net loss for the period	-	-	-	-	(2,246)	(2,246)	-	(2,246)
Balance February 28, 2025	103,575,475	$940,837	$34,403	$(169,966)	$(782,374)	$22,900	$23,488	$46,388

The accompanying notes are an integral part of the consolidated financial statements.
4

PLATINUM GROUP METALS LTD. Interim Consolidated Statements of Cash Flows (in thousands of United States Dollars)

	Six-month period ended
	February 28, 2025	February 29, 2024

OPERATING ACTIVITIES
Loss for the period	$(2,246)	$(2,371)

Adjust for items not affecting cash:
Depreciation	34	36
Unrealized foreign exchange gain	(213)	(42)
Stock based compensation expense	452	594
Share of joint venture expenditures	40	233
Directors' fees paid in deferred share units	90	90
Net change in non-cash working capital (Note 8)	344	98
	$(1,499)	$(1,362)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$1,137	$2,500
Equity issuance costs	(874)	(89)
Lease payments made	(40)	(46)
Costs related to RSU redemption	(43)	(107)
Cash received from option exercises	91	-
Cash received from Waterberg partners	-	162
	$271	$2,420

INVESTING ACTIVITIES
Performance bonds	$(55)	$(27)
Investment in Lion	(40)	(233)
Expenditures incurred on Waterberg Project	(1,044)	(1,907)
	$(1,139)	$(2,167)

Net decrease in cash	(2,367)	(1,109)
Effect of foreign exchange on cash	86	(69)
Cash, beginning of period	3,701	6,989

Cash, end of period	$1,420	$5,811

The accompanying notes are an integral part of the consolidated financial statements.
5

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended February 28, 2025
(in thousands of United States Dollars unless otherwise specified except share and per share data)

1. NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American, LLC ("NYSE American") in the United States of America.  The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.  Key metals of economic interest on the Company's mineral properties include platinum, palladium, rhodium, gold, copper, and nickel.

The Company's head office and principal place of business is located at Suite 838-1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.  The Company's registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

These financial statements consolidate the accounts of the Company and its subsidiaries.  Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning a majority of Lion's shares.  The Company's subsidiaries and joint ventures as at February 28, 2025 are as follows:

		Place of incorporation and operation	Proportion of ownership interest
	Principal activity		February 28, 2025	August 31, 2024

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.00%	100.00%
Mnombo Wethu Consultants (Pty) Limited	Development	South Africa	49.90%	49.90%
Waterberg JV Resources (Pty) Ltd.	Development	South Africa	37.19%	37.19%
Lion Battery Technologies Inc.	Research	Canada	52.04%	52.08%

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months.

At February 28, 2025 the Company had working capital of $1,118 and a cash balance of $1,420. During the six-month period ended February 28, 2025 the Company incurred a net loss of $2,246 and cash outflows from operating activities of $1,497.

On November 13, 2024, the Company filed a final short form base shelf prospectus (the ”2024 Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission.  On December 5, 2024, the Company filed a supplement to the 2024 Shelf Prospectus and announced an Equity Distribution Agreement (the “Equity Distribution Agreement”) with BMO Nesbitt Burns Inc., and Beacon Securities Limited (together the “Canadian Agents”) and BMO Markets Corp. (the “US Agent”) whereby the Company can sell its Common Shares from time to time until December 13, 2026, for up to $50 million in aggregate sales proceeds in “at the market” transactions (the “2025 ATM”).  To February 28, 2025 the Company sold 842,561 shares at an average price of $1.35 for gross proceeds of $1.14 million using the 2025 ATM and net proceeds of $1.11 million after deducting fees and expenses $0.03 million paid to the US Agent.  Management believes the Company will be required to source additional financing by way of private or public offerings of equity to meet the Company’s obligations and continue operations for at least the next twelve months. Subsequent to period end, the Company has sold 732,726 shares at an average price of $1.25 for gross proceeds of $0.92 million using the 2025 ATM and net proceeds of $0.90 million after deducting fees and expenses of $0.02 million paid to the US Agent.  These conditions indicate the existence of material uncertainties that raise substantial doubt upon the Company’s ability to continue as a going concern.

The continued operations of the Company and the recoverability of the amounts shown for mineral properties is dependent upon the ability of the Company to obtain the necessary financing to complete the development of the Waterberg Project and bring it to future profitable production. The Company does not generate cash flows from operations to fund its activities and therefore relies principally on the issuance of securities for financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Should the Company be unable to continue as a going concern, the financial position, results of operations, and cash flows reported in these financial statements may be subject to material adjustments. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended February 28, 2025
(in thousands of United States Dollars unless otherwise specified except share and per share data)

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting.  The Company's material accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2024.

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD").

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD

Period-end rate: R18.5961 (August 31, 2024 R17.7676)

Period average rate: R18.0870 (February 29, 2024 R18.8330)

CAD/USD

Period-end rate: C$1.4438 (August 31, 2024 C$1.3491)

Period average rate: C$1.4033 (February 29, 2024 C$1.3553)

Adoption of Amendments to the Accounting Standards

In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The adoption of the amendments to the standard did not materially impact the financial statements of the Company.

Future Changes in Accounting Policies Not Yet Effective

In April 2024, the IASB issued IFRS Accounting Standards 18, Presentation and Disclosure in Financial Statements ("IFRS 18") to replace IAS 1. IFRS 18 introduces two newly required subtotals on the face of the income statement, which includes operating profit and profit or loss before financing and income tax, and three new income statement classifications, which are operating, investing, and financing.  IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes.  IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified.  The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on its financial statements.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended February 28, 2025
(in thousands of United States Dollars unless otherwise specified except share and per share data)

3. MINERAL PROPERTIES

Waterberg Project

The Company's only active mineral property is the Waterberg Project, located on the Northern Limb of the Bushveld Igneous Complex, approximately 85 km north of the town of Mokopane.  To February 28, 2025, an aggregate total of $90.1 million has been funded by all parties for exploration and engineering on the Waterberg Project.  Exploration and evaluation expenditures for the Waterberg Project have been capitalized.  Until the Waterberg prospecting rights were transferred to Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") in 2017, all costs incurred by other joint venture partners were treated as cost recoveries by the Company.

Total capitalized costs for the Waterberg Project are as follows:

Balance August 31, 2023	$41,614
Additions	3,016
Foreign currency translation adjustment	2,399
Balance August 31, 2024	$47,029
Additions	987
Foreign currency translation adjustment	(2,150)
Balance February 28, 2025	$45,866

Waterberg Mining Right

On January 28, 2021, the South African Department of Mineral and Petroleum Resources ("DMR") issued a letter to Waterberg JV Co. notifying the Company that a mining right (the "Waterberg Mining Right") had been granted.  The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and currently remains active.  At February 28, 2025, the Waterberg Project covered an area of 29,161 hectares consisting of the 20,482 hectare Waterberg Mining Right, one active prospecting right, and one application for the incorporation of two adjacent farms into the Waterberg Mining Right.  The one active prospecting right described above, consisting of approximately 4,190 hectares located adjacent to the north of the Waterberg Mining Right, is planned for closure during calendar 2025.

History of Acquisition

The Company acquired the prospecting rights which became the Waterberg Project by staking and a series of transactions during the period from approximately 2009 to 2012.

On September 21, 2017, Waterberg JV Co. acquired all Waterberg Project prospecting rights in exchange for the issue of shares to all existing Waterberg joint venture partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") holding a 28.35% interest and Mnombo Wethu Consultants (Pty) Limited ("Mnombo"), as the Company's BEE partner, holding 26%.

On November 6, 2017, the Company, along with JOGMEC and Mnombo closed a strategic transaction to sell to Implats 15% of Waterberg JV Co. for $30 million.  The Company sold Implats an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  Implats also acquired an option to acquire a controlling interest in the Waterberg Project, which was later terminated in June 2020, as well as a right of first refusal to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third-party.  JOGMEC, or their nominee, retained a right to receive refined mineral products at the volumes produced from the Waterberg Project as well as a right to purchase or direct the sale of all or part of the project concentrate (the "Metal Rights").

In March 2019, JOGMEC completed the sale of a 9.755% interest in Waterberg JV Co. and the Metal Rights to Hanwa Co., Ltd.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended February 28, 2025
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On December 12, 2023, Implats advised that in the metal price environment at that time that they were halting capital expenditures across its portfolio and therefore could not fund their pro rata share of approved Waterberg cash calls.  The Company elected to cover Implats pro rata share of approved cash calls and since December 12, 2023 Implats' interest in Waterberg JV Co. has diluted from 15.0% to 14.86% while the Company's direct interest in Waterberg JV Co. has increased concurrently.  Implats has advised Waterberg JV Co. that they will consider the funding of subsequent cash calls as future circumstances allow.

Appeals and Legal Matters

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021 grant of the Waterberg Mining Right by the DMR.  Many of the applicants participated in the earlier and unsuccessful appeals and court actions described above.  The applicants have requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the Waterberg Mining Right area, object to the grant of the Waterberg Mining Right, and object to the DMR dismissing their appeals on or about October 13, 2022.  The two farms in question are not planned to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. have filed a notice of opposition and will prepare and file an answering affidavit in due course.

4. LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019, with the objective to research new lithium battery technology utilizing platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered investment, shareholder and research agreements to facilitate Lion's objectives.  Initially the Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion and on July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.73 million, to a total of up to $6.73 million, in order to allow the acceleration of certain research and commercialization activities (see below).  All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate five year period.  Amplats and the Company have funded Lion equally for an aggregate $4.69 million as of February 28, 2025 as follows:

Date	Gross Funding to Lion
July 2019	$1,100
June 2020	$700
February 2021	$700
February 2022	$500
February 2023	$590
June 2023	$560
November 2023	$362
December 2023	$100
October 2024	$80
Total	$4,692

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

Research Program - Florida International University

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  As the research was completed and milestones were achieved further tranches have been forwarded to FIU.  Lion has provided aggregate research funding and patent filing fees to FIU in the amount of $3.85 million as of February 28, 2025.  Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended February 28, 2025
(in thousands of United States Dollars unless otherwise specified except share and per share data)

5. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Shares Issued

Fiscal 2025

On November 13, 2024, the Company filed the 2024 Shelf Prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission.  The prospectus is valid for 25 months from the filing date.  On December 5, 2024, the Company filed a supplement to the 2024 Shelf Prospectus and announced entered into the Equity Distribution Agreement whereby the Company can sell its Common Shares from time to time until December 13, 2026, for up to $50 million in aggregate sales proceeds in “at the market” transactions.  No shares were sold in the three month period ended November 30, 2024, while 842,561 shares were sold during the three months ended February 28, 2025 at an average price of US$1.35 for gross proceeds of $1.14 million before directly attributable costs of $0.03 million.  Subsequent to period end the Company has sold a further 732,736 shares at an average price of US$1.25 for gross proceeds of $0.92 million before deducting directly attributable costs of $0.02 million.  During the six-month period ending February 28, 2025, the company has incurred $874 in share issuance costs related directly and indirectly to the filing of the prospectus, supplement and ATM sales.

During the six-month period ended February 28, 2025, 219,398 shares were issued pursuant to option exercises.

Fiscal 2024

On September 18, 2023, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 2,118,645 common shares at a price of $1.18 each for gross proceeds of $2.5 million returning HCI's ownership in the Company to approximately 26%.

(c) Incentive stock options

The Company has entered into Incentive share purchase option agreements under the terms of its share compensation plan with directors, officers, consultants and employees.  Under the terms of the share purchase option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding share purchase options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2023	4,793,837	$ 3.17
Granted	589,950	$ 1.52
Cancelled	(937,000)	$ 6.25
Expired	(647,169)	$ 2.61
Options outstanding at August 31, 2024	3,799,618	$ 2.19
Granted	467,520	$ 1.93
Exercised	(622,618)	$ 1.81
Options outstanding at February 28, 2025	3,644,520	$ 2.21

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended February 28, 2025
(in thousands of United States Dollars unless otherwise specified except share and per share data)

In fiscal 2025, the weighted average share price when options were exercised was $2.51CAD.

Number Outstanding at February 28, 2025	Number Exercisable at February 28, 2025	Exercise Price in CAD	Average Remaining Contractual Life (Years)
99,000	99,000	$ 3.90	1.44
42,000	42,000	$ 3.40	1.56
21,000	21,000	$ 2.52	2.00
1,113,000	742,000	$ 2.37	2.59
1,120,000	1,120,000	$ 2.32	1.79
200,000	50,000	$ 2.28	3.19
467,520	-	$ 1.93	4.59
582,000	188,700	$ 1.52	3.59
3,644,520	2,262,700		2.75

During the six-month period ended February 28, 2025, the Company granted 467,520 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.

During the year ended August 31, 2024, the Company granted 589,950 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.

During the period ended February 28, 2025, the Company recorded $305 of stock compensation costs (February 29, 2024 - $590) related to share purchase options, of which $295 was expensed (February 28, 2024 - $571) and $11 was capitalized to mineral properties (February 28, 2024 - $19).

The Company used the Black-Scholes model to determine the grant date fair value of share purchase options granted.  The following assumptions were used in valuing share purchase options granted during the period and year ended February 28, 2025 and August 31, 2024 respectively:

Period ended	February 28, 2025	August 31, 2024
Risk-free interest rate	2.72%	4.48%
Expected life of options	4.1 years	4.1 years
Annualized volatility[1]	77%	79%
Forfeiture rate	0.4%	0.9%
Dividend rate	0.0%	0.0%
[1]The Company uses its historical volatility as the basis for the expected volatility assumption in the Black Scholes option pricing model.

(d) Deferred Share Units

The Company has established a deferred share unit ("DSU") plan for non-executive directors.  Each DSU has the same value as one Company common share.  DSUs must be retained until each director leaves the board, at which time the DSUs are redeemed.

During the period ended February 28, 2025, director fees of $93 (February 29, 2024 - $90) were paid by the issuance of DSUs.  A recovery of $17 (February 28, 2024 - $186 recovery) was recorded in share based compensation for the revaluation of fully vested DSUs.

At February 28, 2025 a total of 929,370 DSUs were issued and outstanding.

(e) Restricted Share Units

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company.  Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award.  RSUs vest over a three-year period.

During the period ended February 28, 2025, a stock compensation cost of $185 was recorded (February 29, 2024 - $223) of which $174 was expensed (February 29, 2024 - $210) and $12 was capitalized (February 29, 2024 - $13).  During the period ended February 28, 2025 the Company issued 257,600 RSUs which vest equally on the first, second and third anniversary of issuance.  At February 28, 2025, 726,998 RSUs were issued and outstanding.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended February 28, 2025
(in thousands of United States Dollars unless otherwise specified except share and per share data)

6. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are as follows:

(a) During the period ended February 28, 2025 $170 (February 29, 2024 - $160) was paid or accrued to independent directors for directors' fees and services.

(b) During the period ended February 28, 2025, the Company paid or accrued payments of $26 (February 29, 2024 - $27) from West Vault Mining Inc., for accounting and administrative services.  The Company and West Vault Mining have one officer and director in common (Frank Hallam).

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors. As of February 28, 2025, HCI's ownership of the Company was reported at 26,955,994 common shares, representing a 26.0% interest in the Company.  In September 2023, HCI subscribed to a private placement for 2,118,645 common shares at US$1.18 per share for gross proceeds to the Company of $2.5 million, (see Share Capital (Note 5) for further details).

7. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $0.4 million to February 2029.

From period end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$92	$264	$-	$-	$356
Environmental Bonds	45	136	90	-	271
Totals	$137	$400	$90	$-	$627

8. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	February 28, 2025	February 29, 2024

Amounts receivable, prepaid expenses and other assets	$106	$225
Accounts payable and other liabilities	238	(127)
	$344	$98

At February 28, 2025 $135 of accounts payable was capitalized to the Waterberg Project (August 31, 2024 $216).

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended February 28, 2025
(in thousands of United States Dollars unless otherwise specified except share and per share data)

9.  SEGMENTED REPORTING

The Company operates in one segment being the development of the Waterberg Project in South Africa.  The Company operates in two geographical areas being Canada and South Africa.  Most of the Company's non-current assets are held in South Africa.

At February 28, 2025	Non Current Assets

Canada	$1,205
South Africa	45,458
$46,663

At August 31, 2024	Non Current Assets

Canada	$1,376
South Africa	46,488
$47,864